SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2007

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

Item
1.	Press release, dated November 8, 2007, entitled “Telecom Argentina S.A. announces consolidated nine-month period (“9M07”) and third quarter results for fiscal year 2007 (“3Q07”)

FOR IMMEDIATE RELEASE

Market Cap: P$15 billion

(November 8, 2007)

Contacts:

Pedro Insussarry

Pablo Caride

Telecom Argentina

(54-11) 4968-3743/3602

TELECOM ARGENTINA S.A. ANNOUNCES CONSOLIDATED NINE-MONTH PERIOD (“9M07”) and THIRD QUARTER RESULTS FOR FISCAL YEAR 2007 (“3Q07”)*

•

The Telecom Argentina Group maintained an important expansion of its business in the nine-month period ended September 30, 2007. Consolidated revenues grew 24% vs. 9M06, totaling P$6,515 million. Revenues generated by the Cellular and Internet & Data Transmission businesses increased 37% and 19%, respectively.

•	The Cellular customer base reached 11.7 million (+35%), broadband subscribers totaled 677,000 (+81%), while fixed lines in service increased 3% to 4.2 million.

•	Operating Profit before Depreciation and Amortization (“OPBDA”) reached P$2,252 million (+30% vs. 9M06), equivalent to 35% of net revenues. Operating Profit increased by 78%, totaling P$1,201 million.

•	Net Income reached P$614 million, which includes results for discontinued operations by P$102 million (related to the sale of Publicom in 1Q07).

•

Net Debt (before NPV effect) declined to P$ 2,516 million (-P$1.261 million vs. September, 2006), primarily as a result of the cash flow generated by operations. The ratio of Net Debt to OPBDA declined from 1.6x as of the end of 9M06, to 0.8x.

	As of September-30		Δ	Δ%
	2007	2006
Consolidated Net Revenues (in MM P$)	6,515	5,242	1,273	24%
Voice, Data & Internet	2,420	2,249	171	8%
Cellular	4,095	2,993	1,102	37%
Operating Profit before D&A (in MM P$)	2,252	1,730	522	30%
Operating Profit (in MM P$)	1,201	675	526	78%
Net Income (in MM P$)	614	164	450	274%
Shareholder’s equity (in MM P$)	2,748	2,043	705	35%
Net Financial Debt - Before NPV effect (in MM P$)	2,516	3,777	(1,261)	-33%
Net Financial Debt - Book value (in MM P$)	2,382	3,579	(1,197)	-33%
CAPEX (in MM P$)	981	755	226	30%
Lines in service (Fixed lines -in thousands)	4,170	4,056	114	3%
Cellular customers (in thousands)	11,665	8,624	3,041	35%
Personal (Argentina)	10,161	7,675	2,486	32%
Núcleo (Paraguay)	1,504	949	555	58%
ADSL customers (in thousands)	677	375	302	81%
Fixed line traffic (in MM minutes, Internet Traffic not included)	12,528	12,516	12	0%
Incoming/Outgoing cellular voice traffic in Arg.(in MM minutes)	7,147	5,380	1,767	33%
Average Revenue per user (ARPU ) Fixed Telephony/voice (in P$)	39	39	0	0%
Average Revenue per user (ARPU ) Cellular Telephony Arg. (in P$)	38	38	0	0%

*	Non-financial data unaudited

Buenos Aires, November 8, 2007 – Telecom Argentina (BASE: TECO2, NYSE: TEO), one of Argentina’s leading telecommunications groups, announced today a Net Income of P$614 million for the nine-month period ended September 30, 2007.

	9M 07	9M 06	Δ	Δ%
Net Revenues (MMP$)	6,515	5,242	1,273	24%
Net Income (MMP$)	614	164	450
Earnings per Share ($)	0.62	0.17	0.46
Earnings per ADR ($)	3.12	0.83	2.29
OPBDA *	35%	33%
Operating Profit *	18%	13%
Net Income *	9%	3%

*	As a percentage of Revenues

During 9M07, Consolidated Net Revenues increased 24% (+P$1,273 million vs. 9M06) to P$6,515 million, mainly fueled by the cellular and broadband businesses.

Moreover, OPBDA increased by 30% (+P$522 million) to P$2,252 million (35% of Consolidated Net Revenues, +200 bps).

Company Activities

Net Revenues

The evolution in Consolidated Net Revenues by reportable segment was as follows:

Voice, Data Transmission & Internet

Revenues generated by these services amounted to P$2,420 million, +8% vs. 9M06.

Voice

Total Revenues for this service reached P$1,910 million (+5%).

Monthly Charges and Supplementary Services increased by P$22 million or 4%, to P$555 million, as lines in service grew by 2%.

Revenues generated by traffic (Local Measured Service, Domestic Long Distance and International Telephony) totaled P$905 million, with an increase of 4% vs. 9M06.

Interconnection revenues amounted to P$273 million (+20%), mainly fueled by higher cellular traffic.

Other & Public Telephony

Other revenues reached P$177 million, decreasing by 7% mainly due to the decline in traffic.

Internet and Data Transmission

Mainly due to the increase in broadband connections, Internet continues to deliver revenue growth to the wireline business. During 9M07, revenues from this business grew 22% vs. 9M06 to P$384 million.

Moreover, Telecom’s ADSL subscribers reached 677,000 (+302,000 or +81% vs. 9M06). Therefore, lines with ADSL connection accounted for approximately 16% of Telecom’s lines in service.

Telecom confirms its market approach, based on delivering higher velocity solutions, allowing its customers to access increasingly complex multimedia content as well as new value- added services. Telecom Argentina recently announced a significant improvement of its Broadband portfolio, by automatically upgrading its Arnet 640 K customers to Arnet 1 Mb product with no additional charge. In addition, Telecom launched the Arnet 20 Mb product, the fastest connection available in the Argentine market.

Revenues generated by Data transmission amounted to P$126 million, (+12% vs. 9M06). The Company continues to work actively in the corporate accounts, public sector and the SME segment, positioning itself as an integrated provider of communications and connectivity solutions.

Cellular Telephony

The Cellular Telephony business generated revenues of P$4,095 million in 9M07.

Telecom Personal in Argentina

As of September 30, 2007, Personal’s subscribers reached 10.2 million (+2.5 million or +32% vs. 9M06). Approximately 67% of the overall subscriber base was prepaid and 33% was postpaid. By the end of 9M07, subscribers with GSM technology represented 96% of the total subscriber base.

Total voice traffic increased by 33% vs. 9M06 while outgoing SMS traffic increased from an average of 508 million messages per month to an average of 839 million (+65%). Moreover, the Average Monthly Revenue per User (“ARPU”) remained stable at P$38, when compared to 9M06. Value-Added Services accounted for 27% of ARPU.

Revenues totaled P$3,799 million (+P$1,051 million or +38% vs. 9M06). Service revenues increased by 43%, while handset sales grew 9% in the period, totaling P$401 million.

Reconfirming its strong focus on technological innovation, Personal continued the expansion of its 3G services to Cordoba and Rosario cities, therefore becoming the first 3G operation outside Buenos Aires.

In terms of products and services, should be mentioned the launch of “Servicio de Localización Móvil”, a business application developed for sales forces, and “Navegador Personal”, incorporating satellite navigation facilities into existing Blackberry services. In addition, Personal is the first Latin American operator to provide international roaming in 3G.

Finally, Personal continued to expand its commercial network, by inaugurating the country’s largest customer care center in Cordoba.

Núcleo

Personal’s controlled subsidiary that operates in Paraguay, generated revenues equivalent to P$296 million (+21% vs. 9M06).

By the end of the quarter, the subscriber base reached approximately 1.5 million, +58% vs. 9M06. Prepaid and Postpaid customers represented 89% and 11%, respectively, while GSM subscribers represented 85% of the overall subscriber base.

Consolidated Operating Costs

The Cost of Services Provided, Administrative Expenses and Selling Expenses totaled P$5,314 million in 9M07, which represents an increase of P$747 million or +16% vs. 9M06 with the following breakdown:

•	Salaries and Social Security Contributions: P$712 million (+18%), affected by wage adjustments and a minor headcount increase in the cellular business.

•	Taxes: P$467 million (+23%), in line with the general evolution of the business.

•	Agents and Prepaid Card Commissions: $508 million, (+39%), due to the expansion in terms of subscribers and traffic.

•	Advertising: P$199 million (+38%), to support commercial activity in cellular and internet.

•

Cost of cellular handsets: increased to P$597 million (-9%) as a consequence of fewer handset sales, in the context of an increasingly penetrated market and decreased in the migration process of TDMA to GSM handsets.

•	TLRD and Roaming: P$544 million (+44%) due to increased traffic among cellular operators.

•	Depreciation of Fixed and Intangible Assets: P$1,051 million, stable when compared to 9M06. Telecom Argentina totaled P$626 million and Telecom Personal $425 million (-13% y +26%) respectively.

Consolidated Financial and Holding Results

Financial and Holding Results resulted in a loss of P$323 million, as compared to the P$413 million loss registered in 9M06. This improvement is mainly due to lower net interest expenses by P$138 million (mainly due to the reduction in net debt).

Net Debt

As of September 30, 2007, Net Debt (Loans before the effect of NPV valuation, minus Cash, Banks, Current Investments and Other credits derived from derivative Investments) amounted to P$2,516 million, a reduction of P$1.261 million as compared to September 2006. Interest accrued on the Company´ s debt totaled P$227 million.

During October 2007 Telecom Argentina performed a prepayment on its outstanding Notes equivalent to the remaining 26% of the mandatory amortization scheduled for April, 2010 and 73.6% of the mandatory amortization scheduled for October, 2010.

Consolidated Capital Expenditures

A total amount of P$981 million invested in fixed and intangibles assets was allocated to the cellular business (P$426 million) and the Voice, Data and Internet businesses (P$555 million).

Main Capex projects in the Voice, Data and Internet Businesses relates to the expansion of ADSL services and the upgrade of the network for services of a new generation, while in the cellular business improvement of the network (capacity, coverage and 3G), and the launch of new and innovative value added services were areas of focus.

Commercial Initiatives

In concern with the massive market, the Company lounged for the first time in the country, the SMS (Short Message Service) for fixed lines, performance that showed the beginning of some innovations that Telecom would offer to its residential clients and which would change the way of communicating at home

***********

Telecom is the parent company of a leading telecommunications group in Argentina, where it offers directly or through its controlled subsidiaries local and long distance fixed-line telephony, cellular, data transmission and Internet services, among others services. Additionally, through a controlled subsidiary, the Telecom Group offers cellular services in Paraguay. The Company commenced operations on November 8, 1990, upon the Argentine government’s transfer of the telecommunications system in the northern region of Argentina.

Nortel Inversora S.A. (“Nortel”), which acquired the majority of the Company from the Argentine government, holds 54.74% of Telecom’s common stock. Nortel is a holding company where the common stock (approximately 68% of capital stock) is owned by Sofora Telecomunicaciones S.A. Additionally, Nortel capital stock is comprised of preferred shares that are held by minority shareholders.

As of September 30, 2007, Telecom had 984,380,978 shares outstanding.

(*)	Employee Stock Ownership Program

For more information, please contact the Financial Planning & Investor Relations Department:

Pedro Insussarry 54-11-4968-3743	Mariano Martire 54-11-4968-3718	Gastón Urbina 54-11-4968-6236	Ruth Fuhrmann 54-11-4968-4448

Voice Mail: 54-11-4968-3628

Fax: 54-11-4313-5842

E-mail: relinver@ta.telecom.com.ar

For information about Telecom Group services, visit:

www.personal.com.ar

www.personal.com.py

www.arnet.com.ar

Disclaimer

This document may contain statements that could constitute forward-looking statements, including, but not limited to, the Company’s expectations for its future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure; the effects of its debt restructuring process; the impact of emergency laws enacted by the Argentine Government; and the impact of rate changes and competition on the Company’s future financial performance. Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or other similar expressions. Forward-looking statements involve risks and uncertainties that could significantly affect the Company’s expected results. The risks and uncertainties include, but are not limited to, the impact of emergency laws enacted by the Argentine government that have resulted in the repeal of Argentina’s Convertibility law, devaluation of the peso, various changes in restrictions on the ability to exchange pesos into foreign currencies, and currency transfer policy generally, the “pesification” of tariffs charged for public services, the elimination of indexes to adjust rates charged for public services and the Executive branch announcement to renegotiate the terms of the concessions granted to public service providers, including Telecom. Due to extensive changes in laws and economic and business conditions in Argentina, it is difficult to predict the impact of these changes on the Company’s financial condition. Other factors may include, but are not limited to, the evolution of the economy in Argentina, growing inflationary pressure and evolution in consumer spending and the outcome of certain legal proceedings. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as the date of this document. The Company undertakes no obligation to release publicly the results of any revisions to forward-looking statements which may be made to reflect events and circumstances after the date of this press release, including, without limitation, changes in the Company’s business or to reflect the occurrence of unanticipated events. Readers are encouraged to consult the Company’s Annual Report on Form 20-F, as well as periodic filings made on Form 6-K, which are filed with or furnished to the United States Securities and Exchange Commission for further information concerning risks and uncertainties faced by Telecom.

*******

(Financial tables follow)

******

Carlos Felices

Chairman

*******

TELECOM ARGENTINA S.A.

Consolidated information

NINE MONTH PERIOD AND THIRD QUARTER - FISCAL YEAR 2007

(In millions of Argentine pesos, except statistical data)

1-	Consolidated Balance Sheet

		Sep-30 2007	Dec-31 2006	Δ$	Δ%
	Cash, equivalents and investments	1,211	661	550	83%
	Trade receivables	813	743	70	9%
	Other current assets	443	363	80	22%

	TOTAL CURRENT ASSETS	2,467	1,767	700	40%

	Fixed & Intangible assets	6,400	6,520	(120)	-2%
	Other non-current assets	409	433	(24)	-6%

	TOTAL NON-CURRENT ASSETS	6,809	6,953	(144)	-2%

	TOTAL ASSETS	9,276	8,720	556	6%

	Accounts payable	1,424	1,481	(57)	-4%
	Loans	1,041	1,395	(354)	-25%
	Reserves	79	85	(6)	-7%
	Other current liabilities	440	412	28	7%

	TOTAL CURRENT LIABILITIES	2,984	3,373	(389)	-12%

	Loans	2,744	2,703	41	2%
	Reserves	256	234	22	9%
	Other non-current liabilities	478	209	269	129%

	TOTAL NON-CURRENT LIABILITIES	3,478	3,146	332	11%

	TOTAL LIABILITIES	6,462	6,519	(57)	-1%

	Minority Interest	66	72	(6)	-8%
	Shareholders’ equity	2,748	2,129	619	29%

	TOTAL LIABILITIES AND EQUITY	9,276	8,720	556	6%

2-	Consolidated Loans

		Sep-30 2007	Dec-31 2006	Δ$	Δ%
	Corporate Bonds	710	1,014	(304)	-30%
	Banks and others	225	334	(109)	-33%
	Accrued interest	98	42	56	133%
	Derivatives	8	5	3	60%

	TOTAL CURRENT LOANS	1,041	1,395	(354)	-25%

	Corporate Bonds	2,873	2,798	75	3%
	Banks and others	5	51	(46)	-90%
	Net Present Value	(134)	(146)	12	-8%

	TOTAL NON-CURRENT LOANS	2,744	2,703	41	2%

	TOTAL LOANS	3,785	4,098	(313)	-8%

	Derivatives valuation effect (Other Credits)	192	85	107	126%
	Cash, equivalents and investments	1,211	661	550	83%

	Net Financial Debt (without N PV effect)	2,516	3,498	(982)	-28%

		Sep-30		Δ$	Δ%
		2007	2006
	Financial and Holding results
	Financial results generated by assets
	Interest on short term investments	71	57	14	25%
	Foreign currency exchange gains	23	9	14	156%
	Holding results generated by inventories	(46)	(3)	(43)
	Other financial results	1	10	(9)

	Total Financial results generated by assets	49	73	(24)	-33%

	Financial results generated by liabilities
	Interest on debt	(222)	(346)	124	-36%
	Foreign currency exchange losses	(150)	(140)	(10)	7%

	Total Financial results generated by liabilities	(372)	(486)	114	-23%

	Total Financial and Holding results	(323)	(413)	90	-22%

3-	Consolidated Income Statement
	Nine-Month Comparison

		Sep-30		Δ$	Δ%
		2007	2006
	Net revenues	6,515	5,242	1,273	24%
	Cost of services provided	(3,559)	(3,169)	(390)	12%

	GROSS PROFIT	2,956	2,073	883	43%

	Administrative expenses	(243)	(204)	(39)	19%
	Selling expenses	(1,512)	(1,194)	(318)	27%

	OPERATING PROFIT	1,201	675	526	78%

	Equity income from related companies	—	6	(6)	-100%
	Financial and holding results	(323)	(413)	90	-22%
	Other expenses, net	(76)	(127)	51	-40%

	RESULTS FROM ORDINARY OPERATIONS	802	141	661	469%

	Taxes on income	(275)	37	(312)	-843%
	Minority interest	(15)	(15)	—	0%

	NET INCOME BEFORE DISCONTINUED OPERATIONS	512	163	349

	RESULTS FROM DISCONTINUED OPERATIONS	102	1	101	10,100%

	NET INCOME	614	164	450

	Operating (Loss)/ Profit before D & A	2,252	1,730	522	30%

	As a % of Net Revenues	35%	33%

4-	Consolidated Income Statement
	Three-Months Comparison

		Sep-30		Δ$	Δ%
		2007	2006
	Net revenues	2,313	1,894	419	22%
	Cost of services provided	(1,235)	(1,140)	(95)	8%

	GROSS PROFIT	1,078	754	324	43%

	Administrative expenses	(81)	(76)	(5)	7%
	Selling expenses	(523)	(424)	(99)	23%

	OPERATING PROFIT	474	254	220	87%

	Equity income from related companies	—	—	—	—
	Financial and holding results	(105)	(116)	11	-9%
	Other expenses, net	(18)	(41)	23	-56%

	RESULTS FROM ORDINARY OPERATIONS	351	97	254	262%

	Taxes on income	(117)	(28)	(89)	318%
	Minority interest	(7)	(5)	(2)	40%

	NET INCOME BEFORE DISCONTINUED OPERATIONS	227	64	163

	RESULTS FROM DISCONTINUED OPERATIONS	—	1	(1)

	NET (LOSS)/INCOME	227	65	162	249%

	Operating (Loss)/ Profit before D & A	838	609	229	38%

	As a % of Net Revenues	36%	32%

5-	Consolidated Revenues Breakdown
	Nine-Month Comparison

		Sep-30		Δ$	Δ%
		2007	2006
	Fixed Telephony	1,716	1,648	68	4%

	Measured service
	Local	346	337	9	3%
	D L D	365	360	5	1%
	Monthly charges	555	533	22	4%
	Public telephones	89	100	(11)	-11%
	Interconnection	273	228	45	20%
	Others	88	90	(2)	-2%

	International Telephony	194	173	21	12%

	Data transmission & Internet	510	428	82	19%

	Data	126	113	13	12%
	Internet	384	315	69	22%

	Cellular Telephony	4,095	2,993	1,102	37%

	Telecom Personal	3,799	2,748	1,051	38%

	Monthly fee and measured service	886	633	253	40%
	Pre-paid card	1,361	872	489	56%
	Calling Party Pays	407	355	52	15%
	TLRD*	426	298	128	43%
	Handset sales	401	369	32	9%
	Others	318	221	97	44%

	Núcleo	296	245	51	21%

	Monthly fee and measured service	49	46	3	7%
	Pre-paid card	161	120	41	34%
	Calling Party Pays	30	29	1	3%
	TLRD*	38	30	8	27%
	Handset sales	5	5	—	0%
	Others	13	15	(2)	-13%

	TOTAL NET REVENUES	6,515	5,242	1,273	24%

	* Charges for the temination of calls of the cellular operators.

6-	Consolidated Revenues Breakdown
	Three-Months Comparison

		Sep-30		Δ$	Δ%
		2007	2006
	Fixed Telephony	586	561	25	4%

	Measured service
	Local	119	113	6	5%
	D L D	122	127	(5)	-4%
	Monthly charges	189	179	10	6%
	Public telephones	28	31	(3)	-10%
	Interconnection	99	82	17	21%
	Others	29	29	—	0%

	International Telephony	66	55	11	20%

	Data transmission & Internet	179	148	31	21%

	Data	45	38	7	18%
	Internet	134	110	24	22%

	Cellular Telephony	1,482	1,130	352	31%

	Telecom Personal	1,363	1,032	331	32%

	Monthly fee and measured service	319	229	90	39%
	Pre-paid card	512	356	156	44%
	Calling Party Pays	142	125	17	14%
	TLRD*	159	110	49	45%
	Handset sales	134	141	(7)	-5%
	Others	97	71	26	37%

	Núcleo	119	98	21	21%

	Monthly fee and measured service	19	17	2	12%
	Pre-paid card	66	50	16	32%
	Calling Party Pays	11	11	—	0%
	TLRD*	16	12	4	33%
	Handset sales	2	1	1	100%
	Others	5	7	(2)	-29%

	TOTAL NET REVENUES	2,313	1,894	419	22%

	* Charges for the temination of calls of the cellular operators.

7-	Consolidated Income Statement by segments
	Nine Month Period - Fiscal Year 2007
	(In million of Argentine pesos)

		Segments			Variation vs 9M 06
		Voice, Data and Internet	Cellular Telephony	Consolidated	Δ$	Δ%
	NET REVENUES	2,420	4,095	6,515	1,273	24%

	Salaries and social security contributions	(557)	(155)	(712)	(108)	18%
	Taxes	(143)	(324)	(467)	(88)	23%
	Materials and supplies	(223)	(94)	(317)	(76)	32%
	Doubtful accounts	(12)	(47)	(59)	(8)	16%
	Interconnection cost	(113)	—	(113)	6	-5%
	Settlement charges	(101)	—	(101)	(24)	31%
	Lease of lines and circuits	(40)	(26)	(66)	(26)	65%
	Service fees	(97)	(113)	(210)	(39)	23%
	Advertising	(51)	(148)	(199)	(55)	38%
	Agent and Prepaid card commissions	(19)	(489)	(508)	(143)	39%
	Cost of cellular handsets	—	(597)	(597)	58	-9%
	Roaming and TLRD	—	(544)	(544)	(165)	44%
	Others	(164)	(206)	(370)	(83)	29%

	Operating Profit before D & A	900	1,352	2,252	522	30%
	Depreciation of fixed assets	(616)	(403)	(1,019)	(1)	0%
	Amortization of intangible assets	(10)	(22)	(32)	5	-14%

	OPERATING RESULTS	274	927	1,201	526	78%

	EQUITY INCOME FROM RELATED COMPANIES	—	—	—	(6)	0%

	FINANCIAL AND HOLDING INCOME	(172)	(151)	(323)	90	-22%

	OTHER EXPENSES, NET	(60)	(16)	(76)	51	-40%

	INCOME FROM ORDINARY OPERATIONS	42	760	802	661	0%

	Taxes on income	(103)	(172)	(275)	(312)	0%

	Minority interest	—	(15)	(15)	(178)	0%
	NET INCOME BEFORE DISCONTINUED OPERATIONS	(61)	573	512	511	0%

	RESULTS FROM DISCONTINUED OPERATIONS	102	—	102	(62)	0%
	NET INCOME	41	573	614	614	—

	Consolidated Income Statement by segments
	Nine Month Period - Fiscal Year 2006
	(In million of Argentine pesos)

		Segments
		Voice, Data and Internet	Cellular Telephony	Consolidated
	NET REVENUES	2,249	2,993	5,242

	Salaries and social security contributions	(488)	(116)	(604)
	Taxes	(128)	(251)	(379)
	Materials and supplies	(178)	(63)	(241)
	Doubtful accounts	(12)	(39)	(51)
	Interconnection cost	(119)	—	(119)
	Settlement charges	(77)	—	(77)
	Lease of lines and circuits	(22)	(18)	(40)
	Service fees	(76)	(95)	(171)
	Advertising	(37)	(107)	(144)
	Agent and Prepaid card commissions	(16)	(349)	(365)
	Cost of cellular handsets	—	(655)	(655)
	Roaming and TLRD	—	(379)	(379)
	Others	(131)	(156)	(287)

	Operating Profit before D & A	965	765	1,730
	Depreciation of fixed assets	(709)	(309)	(1,018)
	Amortization of intangible assets	(8)	(29)	(37)

	OPERATING RESULTS	248	427	675

	EQUITY INCOME FROM RELATED COMPANIES	—	6	6

	FINANCIAL AND HOLDING INCOME	(317)	(96)	(413)

	OTHER EXPENSES, NET	(80)	(47)	(127)

	INCOME FROM ORDINARY OPERATIONS	(149)	290	141

	Taxes on income	44	(7)	37

	Minority interest	—	(15)	(15)
	NET INCOME BEFORE DISCONTINUED OPERATIONS	(105)	268	163

	RESULTS FROM DISCONTINUED OPERATIONS	1	—	1

	NET INCOME	(104)	268	164

8-	Consolidated Income Statement by segments
	Three month period - FY 2007
	(In million of Argentine pesos)

		Segments			Variation vs 3Q 06
		Voice, Data and Internet	Cellular Telephony	Consolidated	Δ$	Δ%
	NET REVENUES	831	1,482	2,313	1,273	67%

	Salaries and social security contributions	(193)	(56)	(249)	(108)	52%
	Taxes	(47)	(99)	(146)	(88)	62%
	Materials and supplies	(79)	(40)	(119)	(76)	86%
	Doubtful accounts	(3)	(18)	(21)	(8)	57%
	Interconnection cost	(37)	—	(37)	6	-14%
	Settlement charges	(40)	—	(40)	(24)	100%
	Lease of lines and circuits	(14)	—	(14)	(26)	200%
	Service fees	(37)	(46)	(83)	(39)	55%
	Advertising	(16)	(55)	(71)	(55)	96%
	Agent and Prepaid card commissions	(7)	(161)	(168)	(143)	113%
	Cost of cellular handsets	—	(193)	(193)	58	-22%
	Roaming and TLRD	—	(197)	(197)	(165)	123%
	Others	(62)	(75)	(137)	(83)	83%

	Operating Profit before D & A	296	542	838	522	86%
	Depreciation of fixed assets	(203)	(151)	(354)	(1)	0%
	Amortization of intangible assets	(4)	(6)	(10)	5	-42%

	OPERATING RESULTS	89	385	474	526	207%

	EQUITY INCOME FROM RELATED COMPANIES	—	—	—	(6)	0%

	FI NANCIAL AND HOLDING INCOME	(48)	(57)	(105)	90	-78%

	OTHER EXPENSES, NET	(15)	(3)	(18)	51	-124%

	INCOME FROM ORDINARY OPERATIONS	26	325	351	661	-1612%

	Taxes on income	(40)	(77)	(117)	(312)	-322%

	Minority interest	—	(7)	(7)	(178)	636%

	NET INCOME BEFORE DISCONTINUED OPERATIONS	(14)	241	227	511

	RESULTS FROM DISCONTINUED OPERATIONS	—	—	—	(62)
	NET INCOME	(14)	241	227	614	—

	Consolidated Income Statement by Activities
	Three month period - FY 2006
	(In million of Argentine pesos)

		Segments
		Voice, Data and Internet	Cellular Telephony	Consolidated
	NET REVENUES	764	1,130	1,894

	Salaries and social security contributions	(164)	(44)	(208)
	Taxes	(45)	(98)	(143)
	Materials and supplies	(58)	(30)	(88)
	Doubtful accounts	(3)	(11)	(14)
	Interconnection cost	(42)	—	(42)
	Settlement charges	(24)	—	(24)
	Lease of lines and circuits	(7)	(6)	(13)
	Service fees	(34)	(37)	(71)
	Advertising	(19)	(38)	(57)
	Agent and Prepaid card commissions	(7)	(119)	(126)
	Cost of cellular handsets	—	(265)	(265)
	Roaming and TLRD	—	(134)	(134)
	Others	(42)	(58)	(100)

	Operating Profit before D & A	319	290	609
	Depreciation of fixed assets	(235)	(108)	(343)
	Amortization of intangible assets	(2)	(10)	(12)

	OPERATING RESULTS	82	172	254

	EQUITY INCOME FROM RELATED COMPANIES	—	—	—

	FINANCIAL AND HOLDING INCOME	(92)	(24)	(116)

	OTHER EXPENSES, NET	(28)	(13)	(41)

	INCOME FROM ORDINARY OPERATIONS	(38)	135	97

	Taxes on income	(14)	(14)	(28)
	Minority interest	—	(5)	(5)
	NET INCOME BEFORE DISCONTINUED OPERATIONS	(52)	116	64
	RESULTS FROM DISCONTINUED OPERATIONS	1	—	1

	NET INCOME	(51)	116	65

TELECOM ARGENTINA S.A.

Unconsolidated Information

NINE MONTH PERIOD AND THIRD QUARTER - FISCAL YEAR 2007

(In millions of Argentine pesos)

9-	Balance Sheet

		Sep-30 2007	Dec-31 2006	Δ$	Δ%
	Cash, equivalents and investments	1,033	484	549	113%
	Trade receivables	422	379	43	11%
	Other current assets	111	56	55	98%

	TOTAL CURRENT ASSETS	1,566	919	647	70%

	Other Trade receivables	380	284	96	34%
	Fixed & Intangible assets	4,058	4,191	(133)	-3%
	Investments	1,087	872	215	25%
	Other non-current assets	5	10	(5)	-50%

	TOTAL NON-CURRENT ASSETS	5,530	5,357	173	3%

	TOTAL ASSETS	7,096	6,276	820	13%

	Accounts payable	698	543	155	29%
	Loans	753	1,015	(262)	-26%
	Reserves	70	78	(8)	-10%
	Other current liabilities	219	190	29	15%

	TOTAL CURRENT LIABILITIES	1,740	1,826	(86)	-5%

	Loans	1,966	1,879	87	5%
	Compensation and social benefits payable	38	32	6	19%
	Others liabilities	422	161	261	162%
	Reserves	182	249	(67)	-27%

	TOTAL NON-CURRENT LIABILITIES	2,608	2,321	287	12%

	TOTAL LIABILITIES	4,348	4,147	201	5%

	Shareholders’ equity	2,748	2,129	619	29%

	TOTAL LIABILITIES AND EQUITY	7,096	6,276	820	13%

10-	Income Statement
	Nine-Month Comparison

		30-Sep		Δ$	Δ%
		2007	2006
	Net revenues	2,756	2,495	261	10%
	Cost of services provided	(1,497)	(1,439)	(58)	-4%

	GROSS PROFIT	1,259	1,056	203	19%

	Administrative expenses	(144)	(122)	(22)	-18%
	Selling expenses	(506)	(449)	(57)	-13%

	OPERATING PROFIT	609	485	124	26%

	Equity income from related companies	235	23	212	0%
	Financial & holding results	(170)	(318)	148	47%
	Other incomes & expenses net	(57)	(68)	11	16%

	RESULTS FROM ORDINARY OPERATIONS	617	122	495	0%

	Taxes on income	(103)	44	(147)	-334%

	NET INCOME BEFORE DISCONTINUED OPERATIONS	514	166	348	0%

	RESULTS FROM DISCONTINUED OPERATIONS	100	(2)	102	0%

	NET INCOME	614	164	450	0%

	Operating (Loss)/ Profit before D & A	1,234	1,201	33	3%

	As a % of Net Revenues		48%

11-	Income Statement
	Three-Months Comparison

		30-Sep		Δ$	Δ%
		2007	2006
	Net revenues	946	854	261	0
	Cost of services provided	(521)	(484)	(58)	-12%

	GROSS PROFIT	425	370	203	55%

	Administrative expenses	(47)	(43)	(22)	-51%
	Selling expenses	(174)	(159)	(57)	-36%

	OPERATING PROFIT	204	168	124	74%

	Equity income from related companies	122	29	212	0%
	Financial & holding results	(46)	(93)	148	159%
	Other incomes & expenses net	(13)	(25)	11	44%

	RESULTS FROM ORDINARY OPERATIONS	267	79	495	627%

	Taxes on income	(40)	(14)	(147)	-1050%

	NET INCOME BEFORE DISCONTINUED OPERATIONS	227	65	348	535%

	RESULTS FROM DISCONTINUED OPERATIONS	—	—	102	0%

	NET INCOME	227	65	450	692%

	Operating (Loss)/ Profit before D & A	411	404	7	2%

	As a % of Net Revenues	43%	47%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	November 9, 2007	By:	/s/ Carlos Alberto Felices
			Name:	Carlos Alberto Felices
			Title:	Chairman of the Board of Directors